Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

April 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Chris Edwards

Re:	Organon & Co.

Amendment No. 1 to Form 10-12B

Filed on April 14, 2021

File No. 001-40235

CIK No. 0001821825

Dear Mr. Edwards:

On behalf of Organon & Co., a Delaware corporation (the “Company”), set forth below is a response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated April 20, 2021 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form 10, CIK No. 0001821825, submitted to the Commission on April 14, 2021 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement includes revisions made in response to the comment of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amended Registration Statement that has been marked to show changes made to the originally submitted Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response to the comment. References in the response to page numbers and section headings refer to page numbers and section headings in the information statement attached as Exhibit 99.1 to the Amended Registration Statement, as submitted via EDGAR submission concurrently with this letter and dated April 29, 2021.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

April 29, 2021

Amendment to Form 10-12B

Notes to Combined Financial Statements

18. Subsequent Events, page F-38

1.

We note your disclosure on page 24 that in March 2021 Merck announced the signing of a definitive agreement for you to acquire Alydia Health, which is a commercial-stage medical device company Please revise your discussion of subsequent events to disclose this transaction. Please also tell us whether this transaction has an impact on your pro forma financial information. In this regard, we note that a Merck news release dated March 30, 2021 indicates that a portion of the acquisition consideration will be paid prior to completion of the spin-off.

Response 1

We advise the Staff that the Amended Registration Statement has been revised on pages 16-17 and page F-38 to provide additional disclosure in response to the Staff’s comment. We also advise the Staff that the unaudited pro forma condensed combined financial statements of the Company included in the Amended Registration Statement give effect to the Separation and related adjustments in accordance with Article 11 of Regulation S-X. The Company considered whether the proposed acquisition of Alydia Health is directly attributable to the Separation, such that an adjustment to the pro forma financial information might be required. The Company determined that the proposed acquisition is not directly attributable to the Separation because the Separation does not depend on the proposed acquisition and, although the acquisition is expected to be consummated after the Separation, such consummation depends on customary closing conditions unrelated to the Separation. The Company also determined that the proposed acquisition is not a significant acquisition to Organon under Rule 3-05 of Regulation S-X and, accordingly, no pro forma financial information for the proposed acquisition is required under Article 11.

Please direct any questions concerning this letter to the undersigned at (212) 351-2389 or escarazzo@gibsondunn.com.

Very truly yours,

/s/ Eric M. Scarazzo

Eric M. Scarazzo

cc:	Kevin Ali, Chief Executive Officer, Organon & Co.

Barbara L. Becker, Gibson, Dunn & Crutcher LLP